Exhibit 99.1

Genius Group Appoints Timothy Murphy

To Lead Illegal Trading Task Force

SINGAPORE, January 19, 2023 – The Board of Directors (the “Board”) of Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, approved at a meeting of the Board held on Wednesday 18th January 2023, an action plan to address alleged illegal short selling of its stock.

This action plan includes creating a Board-led ‘Illegal Trading Task Force’ to actively pursue all possible actions together with the regulators in their discovery and prosecution of persons engaging in market manipulation involving the ordinary shares of Genius Group. This Task Force will be led by Timothy Murphy, a Genius Group Director and former Deputy Director of the F.B.I., Richard Berman, also a Genius Group Director and chair of the Company’s Audit Committee, and Roger Hamilton, the CEO of Genius Group. The Company has been in communication with government regulatory authorities and is sharing information with these authorities to assist them.

Following proof from Warshaw Burstein, LLP and Christian Levine Law Group, with tracking from ShareIntel, that certain individuals and/or companies appear to have sold (but not delivered) a significant amount of the of the Company’s ordinary shares, as part of a market manipulation scheme seeking to artificially depress the price of the Company’s ordinary shares, the Board has also authorized the following actions:

●	Advancing to the next stage of the legal process with Warshaw Burstein, LLP and Christian Levine Law Group, and explore legal action against anyone reasonably believed to be involved or suspected of being involved in any type of market manipulation relating to the Company’s ordinary shares.

●	Issuing a special dividend to all shareholders, which management believes may help to expose those who may have participated in market manipulation relating to the Company’s ordinary shares. Genius Group expects to provide further details about this proposed special dividend shortly.

●	Exploring the possibility of a dual listing of Genius Group’s ordinary shares, in the future, which management believes could make market manipulation by illegal naked short selling more difficult.

The Board believes that these actions could deter any future manipulation of the market, through naked short selling of the Company’s ordinary shares, as well as other actions that are in violation of market rules, and strengthen and streamline Genius Group’s rapidly growing core business of delivering an entrepreneur education globally, which has historically been growing at more than 50% annually.

The Company plans to hold an Extraordinary General Meeting in the coming weeks to obtain shareholder approval of the above-mentioned actions, which require shareholder approval, as well as shareholder approval of a reverse stock split and/or stock buyback plan, all of which management believes will assist the Company in discouraging predatory and illegal trading activity, with respect to the Company’s ordinary shares, and further protect shareholders’ interests.

Details of the Extraordinary General Meeting will be announced shortly.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com